Exhibit 99.1

Hydro One releases its 2018 Carbon Disclosure Project report

Hydro One works to limit its environmental impact and increase the resiliency of its assets to better withstand the impacts of climate change

TORONTO, September 30, 2019 - Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, outlined its actions to address climate change in its submission for 2018 to the Carbon Disclosure Project (CDP), a not-for-profit charity that runs a global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts.

“Our company continues to enhance the framework for our sustainability strategy and take actions to address climate change,” said Jason Fitzsimmons, Chief Corporate Affairs and Customer Care Officer for Hydro One. “This includes increasing the resiliency of our assets to better withstand the impact of extreme weather events, while working to incorporate sustainability into all aspects of our business.”

Key measures identified in Hydro One’s 2018 report include:

•	Through advanced staging of crews ahead of major storms, investments in grid modernization technology and a new vegetation management process, outage times were reduced by 14 per cent in 2018.

•	Lighting systems and thermostats were upgraded at Hydro One buildings to reduce energy consumption.

•	Hydro One collaborated with partners, including the Canadian Electricity Association, to develop climate change adaptation and forest fire mitigation plans.

A copy of the Hydro One 2018 Carbon Disclosure Project submission is available on Hydro One’s website [www.hydroone.com/about/sustainability/2018-report].

About Hydro One Limited:

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release and the report to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

SOURCE Hydro One Limited

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial

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